

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 2, 2017

Via E-mail
Paul R. Gudonis
Chief Executive Officer
Myomo, Inc.
One Broadway, 14th Floor
Cambridge, Massachusetts 02142

> **Re: Myomo, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2017**
> **File No. 333-221053**

Dear Mr. Gudonis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2017 letter.

Calculation of Registration Fee

1. Please revise your fee table to indicate the appropriate registration fee for each class of securities that you are registering for sale. Refer to the Note to the Calculation of Registration Fee section on Form S-1. Ensure that your revised table also makes clear how you have registered the securities that can be sold through exercise of the over-allotment option.

Prospectus Cover Page

2. From your response to prior comment 1 it appears you are offering units consisting of one share of common stock in a fixed combination with a warrant to purchase a yet-to-be-determined number of shares of common stock and that the shares of common stock

and warrants will only be offered together in this offering. As previously requested, revise your fee table and the cover page of your prospectus to clarify that you are registering these units in addition to their component securities and file a legality opinion that includes an opinion with respect to the units.

3. As requested by prior comment 1, indicate where you will include on the cover page of the final prospectus the exercise price of the warrants. Ensure that your prospectus also includes information based on a bona fide estimate of the exercise price of the warrants. We note for example that your use of proceeds disclosure does not address amounts that may be raised if the warrants are exercised.

4. We also note from your response to prior comment 1 that additional shares of common stock from the company, additional warrants from the company, or both, could be purchased by the underwriter as part of the over-allotment option. Tell us the authority upon which you rely to register an over-allotment option that could be different from the firm commitment offering, and tell us how all investors would receive shares and warrants in the same fixed combination as the firm commitment offering if the underwriters are able exercise their over-allotment option in a combination that is different from the fixed combination in the firm commitment offering.

Certain Relationships and Related Party Transactions, page 74

5. We note your response to prior comment 10; however, the threshold amount you are applying in your analysis and disclosure appears to be inconsistent with Regulation S-K Item 404(d). Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mitchell S. Bloom, Esq.
        Goodwin Procter LLP